UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: July 20, 2005
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation, dated July 22, 2005, reporting the Corporation's results of operations for the quarter ended June 30, 2005.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 2.05 Costs Associated with Exit or Disposal Activities

On July 20, 2005, the Corporation authorized the initial phase of a multi-year program to further improve its competitive position by accelerating investments in targeted growth opportunities, streamlining its worldwide manufacturing operations and enhancing the efficiency and cost effectiveness of its administrative operations.

Background.

With the introduction of its Global Business Plan in 2003, the Corporation detailed a long-term strategy for top- and bottom-line growth through a financially disciplined approach to brand reinvestment and innovation. The Competitive Improvement Initiatives announced by the Corporation are consistent with that plan and are designed to deliver cost savings while focusing investment on building and growing those businesses that will yield improved margins and higher returns on invested capital.

These targeted growth investments are driven by a proactive and determined focus on delivering the best solutions to customers, shoppers and users in the areas in which the Corporation is uniquely positioned to achieve the greatest success. Specifically, the Corporation will invest to:

- strengthen its leadership position in baby and child care, adult care and family care. In particular, investments to support "grow" businesses, such as light-end incontinence, child care and mid-tier diapers, will be ramped up.

- accelerate growth in developing and emerging markets by focusing on the high growth BRICIT (Brazil, Russia, India, China, Indonesia and Turkey) countries.

- build on positions of regional strength in feminine care – the Americas and parts of Asia – while improving returns for the business worldwide.

- extend the K-C Professional portfolio in higher margin segments such as workplace, safety and do-it-yourself markets.

- expand core health care products globally and shift the portfolio to higher margin products.

- boost R&D spending to better identify and leverage customer/shopper/user insights – and then more quickly transform those insights into proprietary technologies and innovative total solutions that will drive both growth and profitability. The Corporation expects R&D spending to rise to more than $400 million by 2009, an increase of over 50 percent compared to 2004.

- upgrade customer management skills, tools and processes in order to strengthen customer relationships and collaboration efforts.

In support of these initiatives and to help improve brand equity and market share, the Corporation plans to reinvest significant funds in strategic marketing, raising spending levels as a percent of sales by more than 100 basis points from 2004 to 2009.

Strategic Cost Reduction Projects.

These investments go hand in hand with strategic cost reductions aimed at streamlining manufacturing and administrative operations primarily in North America and Europe, creating an even more competitive platform for growth and margin improvement.

The new cost reduction initiatives will commence in the third quarter of 2005 and are expected to be substantially completed by December 31, 2008. The initiatives will result in cumulative charges of approximately $900 million to $1.1 billion before tax ($625-$775 million after tax) over that three and one-half year period. The initiatives are expected to yield annual pretax savings that increase to $300-$350 million by 2009. Continuous productivity gains over the last several years along with investments in state-of-the-art manufacturing capacity are enabling the Corporation to consolidate production at fewer facilities. Cash costs related to the sale, closure or streamlining of operations, relocation of equipment, severance and other expenses are expected to account for approximately 45 percent of the charges. Noncash charges will consist primarily of accelerated depreciation and asset write downs.

By the end of 2008, it is anticipated there will be a net workforce reduction of about 10 percent, or approximately 6,000 employees. Approximately 20 manufacturing facilities, or 17 percent of the Corporation's worldwide total, will be sold or closed, and an additional 4 facilities will be streamlined. In addition, 7 other facilities will be expanded as some production capacity from affected facilities is transferred to them to further improve the scale, productivity and cost position of those operations. There is a particular focus on Europe aimed at improving business results in the region. The Corporation intends to consolidate and streamline manufacturing facilities, further improve operating efficiencies, and reduce selling, general and administrative expenses while reinvesting in key growth opportunities there.

The initial phase of the cost reduction initiatives will occur between now and mid-2007 and will include the sale, closure or streamlining of 15 of the facilities and the expansion of 3 others. After tax charges in connection with these projects are expected to total approximately $355-$390 million ($500-$550 million before tax). The Corporation anticipates that the charges for the initial phase will be incurred for the following categories at the indicated estimated amounts: workforce reduction costs (approximately $150 million); accelerated depreciation (approximately $190 million); asset impairments (approximately $100 million); and other associated costs (approximately $90 million).

The Corporation will report on the progress of these strategic cost reduction activities on a quarterly basis and provide information about future phases as specific projects are approved and implemented.

Forward Looking Statements.

This Current Report on Form 8-K may contain forward-looking statements that are based upon management's expectations and beliefs concerning future events impacting the Corporation. Certain matters contained herein concerning the business outlook, including new product introductions, cost savings and acquisitions, anticipated costs and savings related to the Competitive Improvement Initiatives, anticipated financial and operating results, strategies, contingencies, and anticipated transactions of the Corporation constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the Corporation. There can be no assurance that these future events will occur as anticipated or that the Corporation's results will be as estimated. For a description of certain factors that could cause the Corporation's future results to differ materially from those expressed in any such forward-looking statements, see the section of Part I, Item 1 of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2004 entitled "Factors That May Affect Future Results."

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: July 22, 2005   By: /s/ Mark A. Buthman

                                        Mark A. Buthman
                                        Senior Vice President and
                                        Chief Financial Officer

EXHIBIT INDEX

(99.1)   Press release issued by Kimberly-Clark Corporation on July 22, 2005, regarding the Corporation's results of operations for the quarter ended June 30, 2005.

KIMBERLY-CLARK ANNOUNCES SECOND QUARTER RESULTS AND INITIATIVES TO FURTHER IMPROVE COMPETITIVE POSITION

2Q '05 Sales Up 8 Percent to a Record $4.0 Billion; EPS Before Unusual Items Were 95 Cents, an Increase of 8 Percent vs. EPS From Continuing Operations in 2004

Company to Accelerate Investments in Targeted Growth Opportunities With Savings From New Strategic Cost Reductions

Initiatives Will Result in After Tax Charges of $625-$775 Million Through 2008; Expected Annual Pretax Savings of $300-$350 Million By 2009 Will Fund Stepped-Up Business Building Activities and Help Deliver Long-Term Margin, EPS and ROIC Objectives

2005 Share Repurchase Target Boosted to $1.5 Billion From Previous Plan to Buy at Least $1 Billion

DALLAS, July 22, 2005—Kimberly-Clark Corporation (NYSE: KMB) today reported that sales in the second quarter of 2005 were $4.0 billion, an increase of 8.1 percent over the prior year. The improvement was driven by solid volume growth of more than 5 percent along with currency benefits of about 3 percent. Diluted net income of 88 cents per share for the quarter equaled income from continuing operations of 88 cents per share in 2004. However, excluding incremental tax expense equivalent to 7 cents per share for repatriating earnings of certain foreign subsidiaries, earnings before unusual items in the second quarter of 2005 rose 8 percent to 95 cents per share.

In the second quarter of 2004, reported net income of 90 cents per share included 2 cents per share from discontinued operations, representing the results of the company's former fine paper and technical paper businesses that were part of the Neenah Paper spin-off to shareholders on November 30, 2004.

- more -

The company also announced a multi-year program to further improve its competitive position by accelerating investments in targeted growth opportunities, streamlining its worldwide manufacturing operations and enhancing the efficiency and cost effectiveness of its administrative operations. The planned initiatives will result in cumulative after tax charges of approximately $625-$775 million over a three and one-half year period beginning in the third quarter of 2005. Annual pretax savings are expected to increase to $300-$350 million by 2009. The savings will fund the stepped-up business building activities, helping ensure that the company meets or exceeds its Global Business Plan objectives for long-term sales, margin, earnings per share and return on invested capital (ROIC) growth.

Said Thomas J. Falk, Chairman and Chief Executive Officer, "Our top- and bottom-line growth in 2005, coming on the heels of good results in 2004, affirms that the Global Business Plan we launched two years ago is succeeding. I'm proud of what our teams have accomplished. The actions we are announcing today underscore our commitment to the key elements of the Global Business Plan – to instill financial discipline throughout the company, invest in businesses and opportunities with high-growth potential and support those businesses that already command strong positions in their markets. Going forward, we intend to meet or exceed our objectives while delivering improved returns to our shareholders."

SECOND QUARTER RESULTS

Sales of $4.0 billion set a new quarterly record, and were about 9 percent above the prior year excluding sales in 2004 from the pulp operations that were also divested in the Neenah Paper spin-off. The 5-plus percent increase in sales volumes was highlighted by continued strength in developing and emerging markets, excellent gains for key personal care and consumer tissue brands in North America and continued solid growth in K-C Professional and Health Care. In addition to currency benefits of nearly 3 percent, favorable product mix added about 1 percent to sales. Net selling prices were flat, as price increases for consumer tissue and K-C Professional products in North America and for personal care products in developing and emerging markets were offset by lower pricing in other areas, particularly diapers and training pants in North America and Europe and consumer tissue products in Europe.

The top-line growth, along with continued success in reducing costs and ongoing share repurchases, contributed to the improvement in second quarter earnings per share before unusual items. These positive factors enabled the company to overcome the impact of inflation in key cost components totaling approximately $95 million and to fund nearly $35 million of additional marketing and research spending for new and improved products.

Review of second quarter sales by segment

Sales of **personal care** products rose 7.4 percent in the second quarter, boosted by a 6 percent increase in sales volumes and currency benefits of 3 percent. Net selling prices declined about 2 percent, as response to competitive activity in diapers and training pants in North America and Europe was mitigated by improving prices in developing and emerging markets (Asia, Latin America, the Middle East, Eastern Europe and Africa).

Personal care sales in North America increased approximately 3 percent versus the prior year. Sales volumes were about 8 percent higher, while net selling prices and product mix declined by 3 percent and 2 percent, respectively. Child care volumes grew at a double-digit rate, driven by record quarterly shipments of Pull-Ups training pants and GoodNites underpants. Incontinence care also posted double-digit growth in sales volumes behind continued strength of the company's market-leading Depend and Poise brands. Meanwhile, infant care sales volumes rose 7 percent as Huggies diapers rebounded from a soft first quarter. In Europe, sales were up 1 percent. Sales volumes improved 4 percent and currency benefits added a similar amount. These gains were largely offset by lower net selling prices, as competition remained intense, particularly in the diaper category. Nevertheless, diaper volumes in the region were 3 percent higher, reflecting improvement from the brand and product innovation strategies implemented late last year. In developing and emerging markets, personal care sales climbed 18 percent, with currency benefits, volume growth and higher selling prices all contributing to the increase. The improvement in sales volumes was paced by robust growth in Latin America.

Sales of **consumer tissue** products climbed 12.9 percent. Sales volumes increased approximately 6 percent, while net selling prices and product mix were both about 2 percent better and favorable currency exchange rates added another 3 percent.

In North America, sales of consumer tissue products rose nearly 16 percent, driven by higher net selling prices, up over 8 percent, and sales volumes, which advanced more than 5 percent. Product mix also improved 2 percent primarily due to the introduction of Kleenex Anti-Viral facial tissue. Innovative new products and packaging highlighted the quarter's solid volume growth. Scott bathroom tissue volumes rose at a double-digit rate, benefiting from the successful launch of the new Scott Extra Soft line extension. Additionally, new Kleenex Moist Cloths, along with Anti-Viral facial tissue and revamped packaging, contributed to a high single-digit volume gain for the Kleenex brand. In Europe, consumer tissue sales increased 5 percent. Sales volumes improved 5 percent, while favorable currency effects and product mix of about 5 percent and 1 percent, respectively, were negated by a 6 percent decline in net selling prices. Consumer tissue sales in developing and emerging markets increased 18 percent, driven primarily by higher sales volumes, including double-digit growth in Asia, and favorable currency exchange rates.

Sales of **business-to-business** products decreased 3.5 percent in the quarter, but were nearly 6 percent greater excluding 2004 sales from pulp operations that were part of the Neenah Paper spin-off. Sales volumes improved about 3 percent during the quarter, with Health Care up 5 percent and K-C Professional posting a 4 percent gain. Currency effects and product mix positively affected sales comparisons by approximately 2 percent and 1 percent, respectively. Net selling prices were flat overall, with prices for K-C Professional's brands up 1 percent globally, while Health Care prices were down about 2 percent.

Other second quarter operating results

Operating profit in the second quarter of 2005 was $636 million, approximately 2 percent greater than the prior year despite continued significant cost inflation. The company generated more than $55 million in gross cost savings for the quarter, which was mostly offset by more than $50 million of inflation in raw materials other than fiber, driven by increases in oil-based costs. Higher resin costs, which peaked during the second quarter, were responsible for a majority of this increase. The adverse impact of inflation on second quarter results totaled about $95 million, including the raw material inflation noted above, an additional $10 million in fiber costs, $15 million in energy costs and $20 million in distribution costs. Meanwhile, an improvement in other income and expense, net, compared with the year-ago quarter also provided a partial offset to the inflationary pressures and a higher level of marketing, research and general expenses. The improvement was mainly due to a benefit of approximately $12 million from settlement of an insurance claim for partial recovery of damages related to a fire last year at one of the company's facilities in Europe. The year-over-year change in operating profit was also affected by $16 million of costs in the second quarter of 2004 to improve the efficiency of the company's diaper operations in North America and Europe.

The company's effective tax rate in the second quarter of 2005 was 25.6 percent. However, excluding the unusual charge of $34.8 million for the incremental tax cost for repatriating $660 million of earnings of certain foreign subsidiaries in 2005 under the provisions of the American Jobs Creation Act, the company's effective tax rate for the quarter was 19.3 percent versus 21.5 percent in the prior year. The lower rate was due primarily to income tax benefits from the company's ownership interest in synthetic fuel partnership activities, net of related nonoperating expenses, which improved second quarter net income by approximately $14 million in 2005 compared with about $10 million in 2004. The company's effective tax rate in the second quarter before the effects of the synthetic fuel activities in both years and excluding the unusual tax cost in 2005 was 28.1 percent in 2005 and 28.4 percent in 2004.

Kimberly-Clark's share of net income of equity companies in the second quarter rose 8 percent to $32 million, driven mainly by higher net income at Kimberly-Clark de Mexico, S.A. de C.V. KCM's sales increased about 20 percent and operating profit climbed 23 percent, driven by continued strong results in its consumer business. However, KCM's bottom-line results were negatively impacted by currency transaction losses that reduced Kimberly-Clark's share of KCM's net income by approximately $7 million.

Cash flow and balance sheet

Cash provided by operations was $474 million in the second quarter compared with $718 million in 2004. The decrease was due primarily to a higher investment in working capital, pension plan contributions and lower net income. Primary working capital (accounts receivable plus inventories, less accounts payable) as a percent of sales was 15.6 percent at the end of June, up from 15.3 percent at the end of March but down from 15.8 percent at the end of 2004. Capital spending in the second quarter was $153 million, up from $112 million in the prior year. With capital spending of $262 million for the first six months of the year, the company has reduced its spending target for 2005 to $650-$700 million from its previous estimate of $800 million. At June 30, 2005, total debt and preferred securities was $4.2 billion, essentially the same level as the end of 2004.

During the second quarter, the company repurchased 3.1 million shares of its common stock at a cost of $200 million, bringing the year-to-date total to 7.7 million shares at a cost of $501 million. As a result of the company's ongoing share repurchase program, a lower share count benefited second quarter

2005 results by 4 cents per share compared with the prior year. Based on its confidence in the outlook for the year and the continued strength of its balance sheet, the company has raised its target for share repurchases in 2005 to $1.5 billion from its previous plan to buy at least $1 billion worth of its stock. Accordingly, the company plans to seek approval from its board of directors for a new share repurchase program during the third quarter.

COMPETITIVE IMPROVEMENT INITIATIVES

With the introduction of its Global Business Plan in 2003, the company detailed a long-term strategy for top- and bottom-line growth through a financially disciplined approach to brand reinvestment and innovation. The competitive improvement initiatives announced today are consistent with that plan and are designed to deliver cost savings while focusing investment on building and growing those businesses that will yield improved margins and higher returns on invested capital.

These targeted growth investments are driven by a proactive and determined focus on delivering the best solutions to customers, shoppers and users in the areas in which Kimberly-Clark is uniquely positioned to achieve the greatest success. Specifically, the company will invest to:

- strengthen its leadership position in baby and child care, adult care and family care. In particular, investments to support "grow" businesses, such as light-end incontinence, child care and mid-tier diapers, will be ramped up.
- accelerate growth in developing and emerging markets by focusing on the high growth BRICIT (Brazil, Russia, India, China, Indonesia and Turkey) countries.
- build on positions of regional strength in feminine care – the Americas and parts of Asia – while improving returns for the business worldwide.
- extend the K-C Professional portfolio in higher margin segments such as workplace, safety and do-it-yourself markets.

- expand core health care products globally and shift the portfolio to higher margin products.
- boost R&D spending to better identify and leverage customer/shopper/user insights – and then more quickly transform those insights into proprietary technologies and innovative total solutions that will drive both growth and profitability. The company expects R&D spending to rise to more than $400 million by 2009, an increase of over 50 percent compared to 2004.
- upgrade customer management skills, tools and processes in order to strengthen customer relationships and collaboration efforts.

In support of these initiatives and to help improve brand equity and market share, the company plans to reinvest significant funds in strategic marketing, raising spending levels as a percent of sales by more than 100 basis points from 2004 to 2009.

These investments go hand in hand with strategic cost reductions aimed at streamlining manufacturing and administrative operations primarily in North America and Europe, creating an even more competitive platform for growth and margin improvement. The new cost reduction initiatives will result in cumulative charges of approximately $900 million to $1.1 billion before tax ($625-$775 million after tax) over a three and one-half year period beginning in the third quarter of 2005, and are expected to yield annual pretax savings that increase to $300-$350 million by 2009. Continuous productivity gains over the last several years along with investments in state-of-the-art manufacturing capacity are enabling the company to consolidate production at fewer facilities. Cash costs related to the sale, closure or streamlining of operations, relocation of equipment, severance and other expenses are expected to account for approximately 45 percent of the charges. Noncash charges will consist primarily of accelerated depreciation and asset write-downs.

By the end of 2008, it is anticipated there will be a net

workforce reduction of about 10 percent, or approximately 6,000 employees, while approximately 20 manufacturing facilities, or 17 percent of the company's worldwide total, will be sold or closed, and an additional 4 facilities will be streamlined. In addition, 7 other facilities will be expanded as some production capacity from affected facilities is transferred to them to further improve the scale, productivity and cost position of those operations. There is a particular focus on Europe aimed at improving business results in the region. The company intends to consolidate and streamline manufacturing facilities, further improve operating efficiencies, and reduce selling, general and administrative expenses while reinvesting in key growth opportunities there.

The initial phase of the cost reduction initiatives will occur between now and mid-2007 and will include the sale, closure or streamlining of 15 of the facilities and the expansion of 3 others. After tax charges are expected to total approximately $355-$390 million ($500-$550 million before tax). The company plans to designate these charges as unusual items in future quarterly earnings news releases.

The company will report on the progress of these strategic cost reduction activities on a quarterly basis and provide information about future phases as specific projects are approved and implemented.

OUTLOOK

Commenting on the outlook, Falk said, "Based on our results through the first six months and our plans for the balance of the year, we are narrowing our guidance for earnings per share before unusual items toward the high end of our previous range for the year. As compared with the prior range of $3.70 to $3.85 per share, we now expect to deliver earnings before unusual items for 2005 of $3.77 to $3.83 per share. This represents growth of 6 to 8 percent compared with earnings from continuing operations of $3.55 per share in 2004, consistent with our long-term objective for growth in the mid- to high- single digits.

"Our guidance reflects continued solid growth in sales

volumes as well as benefits from price increases, including the increases that are taking place this quarter for our infant care, child care and incontinence care products in the U.S. These actions, along with continued success in delivering cost reductions in the second half of the year, should help us counteract ongoing inflationary cost pressures.

"As for the third quarter, we anticipate earnings before unusual items will be in a range of 94 to 96 cents per share. Compared with net income from continuing operations of 87 cents per share in 2004, this would represent growth of approximately 8 to 10 percent, somewhat better than the expected level of improvement for the full year. We are planning to continue a stepped-up level of marketing spending in the quarter compared with the prior year to support our new product innovations. Compared with the third quarter of 2004, we still expect inflation in most of our key cost inputs. That said, recent reductions in the cost of fiber and polymers should provide a modest sequential benefit to our results."

YEAR TO DATE RESULTS

For the first half of 2005, sales of $7.9 billion were up about 7 percent from $7.4 billion in the prior year, driven by a 4 percent increase in sales volumes and favorable currency effects of 3 percent. Operating profit rose 2 percent to $1,274 million in 2005 versus $1,248 million in 2004. For the year-to-date, diluted earnings per share before unusual items were $1.88 in 2005 versus diluted earnings per share from continuing operations of $1.76 in 2004, an improvement of nearly 7 percent. Including the unusual charge for income taxes of 7 cents per share in 2005 and net income from discontinued operations of 5 cents per share in 2004, diluted net income through the first six months was $1.81 per share in both years.

NON-GAAP FINANCIAL MEASURES

Certain financial measures contained in this press release exclude prior year net sales of the pulp operations which were spun-off in the fourth quarter of 2004, incremental tax expenses arising out of repatriation of earnings of foreign subsidiaries under the American Jobs Creation Act and the effects of the company's synthetic fuel activities. Financial measures which exclude those items have not been determined in accordance with generally accepted accounting principles and are therefore "non-GAAP" financial measures.

Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by disclosing these non-GAAP financial measures as a reasonable basis for comparison of the company's ongoing results of operations. The attached Non-GAAP Reconciliation Schedules provide reconciliations of these non-GAAP financial measures to the most closely analogous measure determined in accordance with generally accepted accounting principles.

CONFERENCE CALL

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 8 a.m. (CDT) today. The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (www.kimberly-clark.com).

ABOUT KIMBERLY-CLARK

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – almost a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds the No. 1 or No. 2 share position in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 133-year history of innovation, visit www.kimberly-clark.com.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual

Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including new product introductions, cost savings and acquisitions, anticipated costs and savings related to the Competitive Improvement Initiatives, anticipated financial and operating results, strategies, contingencies and anticipated transactions of the company constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see the section of Part I, Item 1 of the company's Annual Report on Form 10-K for the year ended December 31, 2004 entitled "Factors That May Affect Future Results."

KIMBERLY-CLARK CORPORATION
(Millions, except per share amounts)

EARNINGS SUMMARY:

The following tables present the reconciliation of earnings before unusual items to GAAP income.

Three Months Ended June 30, 2005:

	Income (Expense)	Diluted Earnings Per Share
Earnings Before Unusual Items	$ 456.6	$ .95
Charge for Unusual Items:		
Income Taxes on American Jobs Creation Act Dividends ...	(34.8)	(.07)
Net Income	$ 421.8	$ .88

Six Months Ended June 30, 2005:

Earnings Before Unusual Items	$ 906.7	$ 1.88
Charge for Unusual Items:		
Income Taxes on American Jobs Creation Act Dividends ...	(34.8)	(.07)
Net Income	$ 871.9	$ 1.81

There were no unusual items in 2004.

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions, except per share amounts)

	Three Months Ended June 30		
	2005	2004	Change
Net Sales	$3,987.1	$3,687.3	+ 8.1%
Cost of products sold	2,664.5	2,432.5	+ 9.5%
Gross Profit	1,322.6	1,254.8	+ 5.4%
Marketing, research and general expenses	688.1	615.6	+ 11.8%
Other (income) expense, net	(1.7)	14.5	N.M.
Operating Profit	636.2	624.7	+ 1.8%
Nonoperating expense	(47.9)	(38.7)	N.M.
Interest income	8.3	4.0	+107.5%
Interest expense	(46.3)	(40.7)	+ 13.8%
Income Before Income Taxes, Equity Interests and Discontinued Operations	550.3	549.3	+ .2%
Provision for income taxes	(140.8)	(118.2)	+ 19.1%
Share of net income of equity companies	32.3	29.9	+ 8.0%
Minority owners' share of subsidiaries' net income	(20.0)	(18.1)	+ 10.5%
Income From Continuing Operations	421.8	442.9	- 4.8%
Income from discontinued operations, net of income taxes	-	11.4	N.M.
Net Income	$ 421.8	$ 454.3	- 7.2%
Diluted Per Share Basis:			
Continuing Operations	$ .88	$ .88	-
Discontinued Operations	-	.02	N.M.
Net Income	$ .88	$ .90	- 2.2%

Discontinued operations represents the results of the Corporation's former fine paper and technical paper businesses that were part of the November 30, 2004 Neenah Paper spin-off.

N.M.-Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions, except per share amounts)

Notes (Three Months):

1. In 2005, a charge of $34.8 million for an unusual item is included in the provision for income taxes.

2. The Corporation accounts for stock-based compensation using the intrinsic-value method. The following presents pro forma information about net income and earnings per share as if the Corporation had applied fair value expense recognition to all employee stock options granted.

(Millions of dollars, except per share amounts)	2005	2004
Pro forma net income	$408.2	$445.7
Pro forma earnings per share – diluted	$ .85	$ .88

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions, except per share amounts)

	Six Months Ended June 30		
	2005	2004	Change
Net Sales	$7,892.9	$7,398.8	+ 6.7%
Cost of products sold	5,263.7	4,888.3	+ 7.7%
Gross Profit	2,629.2	2,510.5	+ 4.7%
Marketing, research and general expenses	1,342.0	1,233.4	+ 8.8%
Other (income) expense, net	13.4	29.0	N.M.
Operating Profit	1,273.8	1,248.1	+ 2.1%
Nonoperating expense	(94.2)	(90.2)	N.M.
Interest income	14.3	8.0	+78.8%
Interest expense	(90.2)	(79.4)	+13.6%
Income Before Income Taxes, Equity Interests and Discontinued Operations	1,103.7	1,086.5	+ 1.6%
Provision for income taxes	(258.0)	(225.5)	+14.4%
Share of net income of equity companies	66.4	60.8	+ 9.2%
Minority owners' share of subsidiaries' net income	(40.2)	(35.1)	+14.5%
Income From Continuing Operations	871.9	886.7	- 1.7%
Income from discontinued operations, net of income taxes	-	26.9	N.M.
Net Income	$ 871.9	$ 913.6	- 4.6%
Diluted Per Share Basis:			
Continuing Operations	$ 1.81	$ 1.76	+ 2.8%
Discontinued Operations	-	.05	N.M.
Net Income	$ 1.81	$ 1.81	-

Discontinued operations represents the results of the Corporation's former fine paper and technical paper businesses that were part of the November 30, 2004 Neenah Paper spin-off.

N.M.-Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions, except per share amounts)

Notes (Six Months):

1. In 2005, a charge of $34.8 million for an unusual item is included in the provision for income taxes.

2. The Corporation accounts for stock-based compensation using the intrinsic-value method. The following presents pro forma information about net income and earnings per share as if the Corporation had applied fair value expense recognition to all employee stock options granted.

(Millions of dollars, except per share amounts)	2005	2004
Pro forma net income	$850.4	$895.6
Pro forma earnings per share – diluted	$ 1.76	$ 1.77

3. OTHER INFORMATION:

	Six Months Ended June 30	
	2005	2004
Cash Dividends Declared Per Share	$ .90	$ .80

	June 30	
Common Shares (Millions)	2005	2004
Outstanding As Of	476.6	496.6
Average Diluted for:		
Three Months Ended	481.2	504.3
Six Months Ended	482.9	504.8

Unaudited

KIMBERLY-CLARK CORPORATION
(Millions)

Supplemental Financial Information:

	June 30 2005	December 31 2004
Preliminary Balance Sheet Data:		
Cash and cash equivalents	$ 466.1	$ 594.0
Accounts receivable	1,985.4	2,038.3
Inventories	1,730.9	1,670.9
Total assets	16,605.2	17,018.0
Accounts payable	1,231.7	1,248.7
Debt payable within one year	1,126.6	1,214.7
Total current liabilities	4,389.4	4,537.2
Long-term debt	2,306.1	2,298.0
Preferred securities of subsidiary	739.8	722.9
Stockholders' equity	6,386.2	6,629.5

	Six Months Ended June 30	
	2005	2004
Preliminary Cash Flow Data:		
Continuing Operations		
"Free Cash Flow" Reconciled to Cash Provided by Operations:		
Free cash flow	$ 410.0	$ 732.6
Capital spending	262.0	218.4
Cash dividends paid	410.7	372.2
Cash provided by operations	$ 1,082.7	$ 1,323.2
Cash used for investing	$ (257.5)	$ (204.6)
Cash used for financing	$ (937.8)	$(1,068.3)
Depreciation and amortization	$ 385.0	$ 408.5

Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED JUNE 30

	Three Months Ended June 30			Six Months Ended June 30		
	2005	2004	Change	2005	2004	Change
NET SALES:						
Personal Care......	$1,601.6	$1,491.3	+ 7.4%	$3,134.5	$2,971.4	+ 5.5%
Consumer Tissue....	1,422.9	1,259.9	+12.9%	2,864.6	2,601.9	+10.1%
Business-to-Business........	960.1	995.4	- 3.5%	1,888.1	1,937.1	- 2.5%
Unallocated Items – net..............	7.8	7.2	N.M.	15.6	9.4	N.M.
Intersegment Sales..........	(5.3)	(66.5)	N.M.	(9.9)	(121.0)	N.M.
Consolidated.......	$3,987.1	$3,687.3	+ 8.1%	$7,892.9	$7,398.8	+ 6.7%
OPERATING PROFIT:						
Personal Care......	$ 315.0	$ 323.2	- 2.5%	$ 626.8	$ 649.7	- 3.5%
Consumer Tissue....	203.4	181.4	+12.1%	406.6	383.7	+ 6.0%
Business-to-Business........	159.3	172.4	- 7.6%	325.1	313.0	+ 3.9%
Other income (expense), net	1.7	(14.5)	N.M.	(13.4)	(29.0)	N.M.
Unallocated items – net..............	(43.2)	(37.8)	N.M.	(71.3)	(69.3)	N.M.
Consolidated.......	$ 636.2	$ 624.7	+ 1.8%	$1,273.8	$1,248.1	+ 2.1%

The above segment data is presented on a continuing operations basis that reflects the November 30, 2004 spin-off of the Corporation's former fine paper and technical paper businesses.

N.M.-Not meaningful
Unaudited

Description of Business Segments

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into three reportable global business segments: Personal Care; Consumer Tissue; and Business-to-Business. The reportable segments are headed by executive officers who report to the Corporation's Chief Executive Officer. These officers are responsible for the development and execution of global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue and Business-to-Business operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses.

The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The Business-to-Business segment manufactures and markets disposable, single-use, health and hygiene products to the away-from-home marketplace. These products include facial and bathroom tissue, paper towels, napkins, wipers, surgical gowns, drapes, infection control products, sterilization wrap, disposable face masks and exam gloves, respiratory products, other disposable medical products and other products. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, Kimwipes, WypAll, Surpass, Safeskin, Tecnol, Ballard and other brand names.

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30

NON-GAAP RECONCILIATION SCHEDULES

The following tables present the reconciliation of non-GAAP financial measures to reported GAAP financial measures.

Supplemental Net Sales Data:

Variance comparison of reported net sales to net sales excluding divested pulp operations

Second Quarter of 2005 versus Second Quarter of 2004

	Consolidated		Business-to-Business	
	Reported	Excluding	Reported	Excluding
Total Change	8.1%	9%	-3.5%	6%
Volume	5%	5%	3%	3%
Net Selling Price	0%	0%	0%	0%
Currency	3%	3%	2%	2%
Mix/Other	1%	1%	1%	1%
Pulp Sales	-1%	0%	-9%	0%

The above table presents the percentage variation in net sales on an as reported (GAAP) basis. The press release commentary compares 2005 net sales for consolidated and the business-to-business segment to 2004 net sales excluding pulp operations which were divested as part of the November 30, 2004 Neenah Paper spin-off.

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KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30

Effective Income Tax Rate Reconciliation – Unusual Items and Synthetic Fuel
Partnership Activities:

	As Reported	Unusual Items	Excluding Unusual Items	Synthetic Fuel Effect of Activities	Excluding Activities
				Three Months Ended June 30 2005	
Income Before Income Taxes	$550.3	$ -	$550.3	$ 47.9	$598.2
Provision For Income Taxes	140.8	(34.8)	106.0	62.2	168.2
Income Before Equity Interests and Discontinued Operations	$409.5	$34.8	$444.3	$(14.3)	$430.0
Effective Income Tax Rate	25.6%		19.3%		28.1%

	As Reported	Unusual Items	Excluding Unusual Items	Synthetic Fuel Effect of Activities	Excluding Activities
				Three Months Ended June 30 2004	
Income Before Income Taxes	$549.3	$ -	$549.3	$ 38.7	$588.0
Provision For Income Taxes	118.2	-	118.2	48.8	167.0
Income Before Equity Interests and Discontinued Operations	$431.1	-	$431.1	$(10.1)	$421.0
Effective Income Tax Rate	21.5%		21.5%		28.4%

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30

Outlook for 2005
Estimated Full-Year 2005 Diluted Earnings Per Share:

Earnings Per Share Before Unusual Items	$3.77 - $3.83
Income Taxes on American Jobs Creation Act Dividends	(0.07)
Earnings Per Share – Diluted*	$3.70 - $3.76

* Does not include charges related to the Competitive Improvement
  Initiatives.

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